Yellow Pay, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

As of May 31st, 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Yellow Pay, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of May 31st, 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the short period ended May 31st, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
July 5, 2022

Vincenzo Mongio

Statement of Financial Position

	As of May 31, 2022
ASSETS	
Current Assets	
Cash and Cash Equivalents	197,499
Accounts Receivable	28,825
Total Current Assets	226,324
TOTAL ASSETS	226,324
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Income Tax Payable	1,463
Total Current Liabilities	1,463
Long-term Liabilities	
Line of Credit - Related Party	0
Convertible Note	221,181
Total Long-Term Liabilities	221,181
TOTAL LIABILITIES	222,644
EQUITY	
Common Stock	80
Retained Earnings	3,600
Total Equity	3,680
TOTAL LIABILITIES AND EQUITY	226,324

Statement of Operations

	Short Period Ended May 31st, 2022
Revenue	230,694
Cost of Revenue	223,631
Gross Profit	7,063
Operating Expenses	
General and Administrative	2,000
Total Operating Expenses	2,000
Operating Income (loss)	5,063
Provision for Income Tax	1,463
Net Income (loss)	3,600

Statement of Cash Flows

	Short Period Ended May 31, 2022
OPERATING ACTIVITIES	
Net Income (Loss)	3,600
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Provision for income tax	1,463
Accounts Receivable	(28,825)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(27,362)
Net Cash provided by (used in) Operating Activities	(23,762)
FINANCING ACTIVITIES	
Issuance of Class Common Stock	80
Line of Credit - Related Party	0
Debt Issuances	221,181
Net Cash provided by (used in) Financing Activities	221,261
Cash at the beginning of period	-
Net Cash increase (decrease) for period	197,499
Cash at end of period	197,499

Statement of Changes in Shareholder Equity

	Common Stock			
	# of Shares Amount	$ Amount	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at Inception (1/25/22)	8,000,000	80	-	80
Net Income (Loss)	-		3,600	3,600
Ending Balance 5/31/2022	8,000,000	80	3,600	3,680

Yellow Pay, Inc
Notes to the Unaudited Financial Statements
May 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Yellowpay, Inc ("the Company") was formed in Delaware on January 25th, 2022. The Company plans to earn revenue by buying and selling building materials to companies through a developed payment platform in cooperation with vendors and contractors. The Company's headquarters is in San Francisco, California. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Concentration of revenue

The Company's revenue of $230,694 for the short period ended May 31st, 2022 is fully generated from 5 customers with one customer comprising approximately $74,369 or 32% of revenue, another customer comprising approximately $56,963 or 25%. The remaining three customers comprise of approximately $39,603, $37,205, and $22,555 or 17%, 16%, and 10%, respectively.

Concentrations with suppliers

The Company's cost of revenue was $223,631 for the short period ended May 31st, 2022. The Company has favorable financial arrangements with two suppliers comprising of $124,128 or 56% and $99,503 or 44% of cost of sales.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of building materials. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company has an employee stock option pool reserve of 2,000,000. No shares have been issued from this plan.

Income Taxes

The provision for federal income taxes differs from that computed by applying federal statutory rates to income before federal income tax expense, as indicated in the following analysis (dollars in thousands):

	2021
Income (Loss) before federal income tax expense	5,063
Federal statutory income tax at 21%	957
Effect of state income taxes	506
Provision for Income Tax	1,463

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In May 2022, the Company executed a $110,000 unsecured line of credit agreement with a Company that the CEO and shareholder is an owner of at 0% interest. The line of credit outstanding balance as of May 31st, 2022, was $0

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

See Note 3 – Related Party Transactions for details related to an unsecured line of credit.

The Company has entered into several convertible note agreements totaling $221,181 for the purposes of funding operations. The interest on the notes were 0%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2023. Payment is required if demanded by the holder at maturity. The notes are convertible into shares of the Company's common stock at a 20% discount or 6 MUSD cap during a change of control or qualified financing event.

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2022	-
2023	221,181
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.00001 per share. 8,000,000 shares were issued to founders and outstanding as of May 31st, 2022.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to May 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 5, 2022, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has realized negative cashflows from operations, relied on advances from related parties, and has a limited operating history to base future results on. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.